A/5
11/2

Rec'd 11/2/06

BB 11/01

SEC 06050255 MISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passco Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Corporate Park, #200
(No. and Street)

Irvine (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas B. Jahncke 949-442-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave. #100 (Address) Santa Ana (City) CA (State) 92705 (Zip Code)

PROCESSED
NOV 0 3 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas B. Jahncke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passco Capital, Inc., as of 12/31/05, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAIL LEIST
Commission # 1486564
Notary Public - California
Orange County
My Comm. Expires May 25, 2008

[signature]
Signature

President
Title

Gail Leist
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASSCO CAPITAL, INC.

INDEPENDENT AUDITORS' REPORT

December 31, 2005 and 2004

PASSCO CAPITAL, INC.

December 31, 2005 and 2004

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Passco Capital, Inc.
Santa Ana, California

We have audited the accompanying statements of financial condition of Passco Capital, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial requirements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation
Santa Ana, California
January 23, 2006

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705
TELEPHONE (714) 543-1035 • FAX (714) 543-1567

PASSCO CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Assets		
Cash in bank	$ 76,435	$ 36,337
Commissions receivable	5,000	-
Total assets	$ 81,435	$ 36,337

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities		
Accounts payable	$ 19,646	$ -
Income taxes payable	8,884	734
Total liabilities	28,530	734
Stockholder's Equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	8,000	8,000
Retained earnings	34,905	17,603
Total stockholder's equity	52,905	35,603
Total liabilities and stockholder's equity	$ 81,435	$ 36,337

PASSCO CAPITAL, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Sales commissions	$ 8,273,999	$ 4,548,585
Due diligence fee	608,204	383,780
Legal underwriter fee	641,464	383,780
Marketing allowance	1,325,257	601,202
Total revenue	10,848,924	5,917,347
Operating Expenses		
Broker dealer expenses	7,667	968
Commissions	8,208,087	4,510,715
Consulting fees	1,171,634	733,179
Due diligence expense	280,937	130,683
Marketing allowance	1,120,622	515,150
Office expenses	18,663	13,095
Outside services	14,118	6,956
Penalties	45	336
Taxes	-	188
Total operating expenses	10,821,773	5,911,270
Income before provision for income taxes	27,151	6,077
Provision for income taxes	9,849	1,630
Net income	$ 17,302	$ 4,447

PASSCO CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total
Balances, December 31, 2003	$ 10,000	$ 8,000	$ 13,156	$ 31,156
Net income	-	-	4,447	4,447
Balances, December 31, 2004	10,000	8,000	17,603	35,603
Net income	-	-	17,302	17,302
Balances, December 31, 2005	$ 10,000	$ 8,000	$ 34,905	$ 52,905

PASSCO CAPITAL, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2005 and 2004

As of the audited years ended December 31, 2005 and 2004, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities		
Net income	$ 17,302	$ 4,447
Changes in operating assets and liabilities:		
Change in commissions receivable	(5,000)	-
Change in accounts payable	19,646	(247,646)
Change in income taxes payable	8,150	(581)
Net cash provided by operating activities	40,098	(243,780)
Net change in cash	40,098	(243,780)
Cash at beginning of year	36,337	280,117
Cash at end of year	$ 76,435	$ 36,337

There were no investing or financing activities for the years ended December 31, 2005 and 2004.

Supplemental Disclosures of Cash Flow Information

	2005	2004
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ 890	$ 1,232

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 - Summary of Significant Accounting Policies

Organization and nature of business

The Company, a California corporation, was incorporated on March 16, 1998 and adopted a fiscal year of December 31. It maintains its principal and only active office in Santa Ana, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Operations are pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided tenant-in-common interests.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in such account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 2 - Net Capital Requirements

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2005 and 2004, the Company had net capital of $47,905 and $35,603, respectively, which was $47,905 and $30,603 in excess of its required minimum net capital of $5,000 and $5,000. The Company's aggregate indebtedness to net capital ratio was 54% and 2% at December 31, 2005 and 2004, respectively.

Note 3 - Related Parties

During 2005, the Company was sold to Passco Companies, LLC. Passco Companies, LLC is partially owned by a majority stockholder Passco Real Estate Enterprises, Inc., a California Corporation.

The prior owner of the Company was a majority stockholder of Passco Real Estate Enterprises, Inc., a California Corporation. For the year ended December 31, 2004 commissions of $232,415, were paid to the Company's sole stockholder.

The Company received commissions from Passco Real Estate Enterprises, Inc., Passco Companies, LLC, and affiliates of these entities totaling $8,270,499 and $4,548,585, respectively, from the sale of undivided tenant-in-common interests for the years ended December 31, 2005 and 2004.

The Company has entered into an expense sharing agreement with Passco Real Estate Enterprises, Inc., under which Passco Real Estate Enterprises, Inc. would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. Effective October 1, 2005, the Company entered into a new expense sharing agreement on the same terms with Passco Companies, LLC. During the years ended December 31, 2005 and 2004, the Company paid $1,171,634 and $733,179, respectively, for consulting fees not related to the expense agreements.

Note 4 - Income Taxes

The provision for income taxes for the years ended December 31, 2005 and 2004, consists of the following:

	2005	2004
Federal	$ 6,270	$ 830
State	3,579	800
Total	$ 9,849	$ 1,630

PASSCO CAPITAL, INC.
STATEMENTS UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

The audits disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2005 and 2004, with the final audit report attached.

PASSCO CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PASSCO CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

Not applicable

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

January 23, 2006

Board of Directors
Passco Capital, Inc.
Irvine, California

In planning and performing our audits of the financial statements and supplemental information of Passco Capital, Inc. (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue., Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 • Fax (714) 543-1567

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation

Santa Ana, California
January 23, 2006